Invesco PowerShares
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

March 14, 2016

VIA EDGAR

Ms. Marianne Dobelbower

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	PowerShares Exchange-Traded Fund Trust
File Nos: 1933 Act Registration No. 333-102228 and 1940 Act Registration No. 811-21265

Dear Ms. Dobelbower:

This letter responds to comments you conveyed on February 29, 2016, regarding post-effective amendment no. 255 to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”), which is amendment no. 257 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust (the “Trust”) (the “Amendment”). The Amendment was made to reflect material changes to a series of the Trust, PowerShares S&P 500® High Quality Portfolio (to be re-designated as PowerShares S&P 500® Quality Portfolio on March 21, 2016) (the “Fund”). For your convenience, we have summarized each of your comments in bold and have set forth the Fund’s response immediately below each comment. Additionally, we represent that the Fund will include all outstanding information from the Amendment in a subsequent, updated post-effective amendment that will be filed to reflect the changes discussed below.

Prospectus

1. Comment: In the section titled “Summary Information - Fund Fees and Expenses” (the “Fee Table”), please confirm in the footnote the following:

(a) the Expense Cap agreement is in effect for no less than one year from the effective date of the Fund’s registration statement and

(b) the Expense Cap agreement is limited to the lesser of (1) the Expense Cap at the time of waiver and (2) the Expense Cap in effect at the time of recapture.

Response:

The Fund is unaware of any explicit statutory or rule-based requirements that govern the terms of recaptures of fee waivers. The Fund’s Excess Expense Agreement with its investment adviser effectively provides that the Fund can recoup waived expenses only up to the fixed amount set forth in the agreement (i.e., the Expense Cap level established in the agreement). The Fund would not be able to recoup expenses at a different cap amount if the Expense Cap were to be changed, because under the terms of the Excess Expense Agreement any such change would effectively require the Fund to recapture at the prior Expense Cap. The Fund respectfully informs the Staff of its view that its recapture provision is permissible. As a result, the Fund believes that the existing footnote is an accurate summary of the Excess Expense Agreement’s recapture provisions and that no additional change is required at this time.

We have amended the Fee Table footnote as follows to indicate that the Expense Cap will be in effect for no less than a year from the effective date of the Fund’s registration statement:

The Adviser has agreed to waive fees and/or pay Fund expenses to the extent necessary to prevent the operating expenses of the Fund (excluding interest expenses, brokerage commissions and other trading expenses, offering costs, taxes, Acquired Fund Fees and Expenses, if applicable, and extraordinary expenses) from exceeding 0.29% of the Fund’s average daily net assets per year (the “Expense Cap”) until at least August 31, 2017, and neither the Adviser nor the Fund can discontinue the agreement prior to its expiration. The expenses borne by the Adviser are subject to recapture by the Adviser for up to three years from the date the expenses were incurred, but no recapture payment will be made by the Fund if it would result in the Fund exceeding the Expense Cap.

2. Comment: In the section titled “Summary Information - Principal Investment Strategies,” please revise the following sentence into plain English: “The Underlying Index employs a modified market capitalization-weighted methodology, as the Index Provider weights component securities by multiplying their float-adjusted market capitalization and their quality score.”

Response: The registration statement has been revised as shown below.

In selecting constituent securities for the Underlying Index, the Index Provider first calculates the quality score of each security in the S&P 500® Index. The quality score of each component stock is derived by the Index Provider from each component stock’s return-on-equity, accruals ratio and financial leverage ratio. Return on equity is calculated as the company’s trailing 12-month earnings per share divided by the company’s latest book value per share. Accruals ratio is computed using the change of the company’s net operating asset over the last year divided by the company’s average net operating asset over the last two years. Financial leverage is calculated as the company’s latest total debt divided by the company’s book value. The Index Provider then selects the 100 stocks with the highest quality score for inclusion in the Underlying Index. The Index Provider weights each component stock of the Underlying Index by the total of its quality score multiplied by its market capitalization. The Fund generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index.

3. Comment: In the section titled “Summary Information—Principal Investment Strategies—Concentration Policy,” please describe, as of the date of the prospectus, any concentration of the Fund.

Response: As noted in the prospectus, the Fund will concentrate its investments in securities of issuers in any one industry or sector (i.e., invest 25% or more of the value of its total assets) only to the extent that its Underlying Index reflects a concentration in that industry or sector. As of the date of the prospectus, the Fund’s Underlying Index was not concentrated in securities of issuers in any one industry or sector. As a result, the Fund believes that no additional disclosure in this section is required as any such disclosure would be in the nature of negative disclosure, which is not required under the form.

4. Comment: In the section titled “Summary Information - Performance,” please re-consider the term “blended” in the table showing combined index returns.

Response: The Fund believes that the use of the term “blended” is sufficiently clear, particularly in light of footnote three to the table, which states, “[t]he data shown as ‘Blended—S&P 500® High Quality Rankings Index’ is composed of the performance of the Value Line Timeliness Select Index from December 6, 2005, the Fund’s inception date, until June 30, 2010, followed by the performance of the S&P 500® High Quality Rankings Index from June 30, 2010 through December 31, 2015.” Additionally, the change in term would require a substantial administrative burden. Therefore, the Fund respectfully declines to change the term.

5. Comment: In the section titled “Summary Information - Purchase and Sale of Shares,” the disclosure states that “Individual Shares may be purchased and sold only on a national securities exchange through brokers.” Please use the Form N-1A requirement to state “Individual Fund shares may only be purchased and sold on a national securities exchange through a broker-dealer.”

Response: The language has been modified to state “a broker-dealer.”

6. Comment: The Fund has omitted the disclosure required by Item 8 of Form N-1A in its summary section. Please confirm the omission is intentional.

Response: The Fund confirms that the omission of disclosure required by Item 8 of Form N-1A is intentional. Neither the Fund nor any of its related companies pay financial intermediaries for the sale of the Fund’s shares or related services. Therefore, the Fund has omitted the disclosure required by Item 8 of Form N-1A, as permitted by Form N-1A Item 8.

7. Comment: In the “Principal Investment Strategies” section of the statutory prospectus, please disclose whether the Fund uses statistical sampling, full replication, or a combination of techniques to track its index. Please also provide a copy of the white paper on the rules-based strategy.

Response: The Fund anticipates that, under normal market circumstances, it will use a full replication strategy to attempt to track its Underlying Index. In response to the Staff’s request, the Fund has added the following disclosure in the “Principal Investment Strategies” section of the statutory prospectus: “The Fund generally invests in all of the component securities of the Underlying Index in proportion to their weightings in the Underlying Index. However, under various circumstances, it may not be possible or practicable to purchase all of those securities in those same weightings. In those circumstances, a Fund may purchase a sample of securities in its Underlying Index.”

The S&P Quality Indices Methodology is a publicly available document, and is available at: http://us.spindices.com/indices/strategy/sp-500-quality-us-dollar.

8. Comment: In the “Principal Investment Strategies” section of the statutory prospectus, please rephrase the following sentence into plain English: “The Underlying Index is modified float-adjusted market-capitalization weighted, weighting securities by multiplying their float-adjusted market capitalization and their quality score.”

Response: Similar to our revision in response to comment number two, the Fund has modified the principal investment strategies as shown below.

The Underlying Index is constructed from constituents of the S&P 500® Index that the Index Provider identifies as being of the highest quality – that is, stocks of companies that seek to generate higher revenue and cash flow than their counterparts through prudent use of assets and finances. Strictly in accordance with its guidelines and mandated procedures, the Index Provider first calculates the quality score of each security in the S&P 500® Index. The quality score of each component stock is derived by the Index Provider from each component stock’s return-on-equity, accruals ratio and financial leverage ratio. Return on equity is calculated as the company’s trailing 12-month earnings per share divided by the company’s latest book value per share. Accruals ratio is computed using the change of the company’s net operating asset over the last year divided by the company’s average net operating asset over the last two years. Financial leverage is calculated as the company’s latest total debt divided by the company’s book value. The Index Provider then selects the 100 stocks with the highest quality score for inclusion in the Underlying Index. The Index Provider weights each component stock of the Underlying Index by the total of its quality score multiplied by its market capitalization. The Fund generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index.

9. Comment: In the “Principal Risks of Investing in the Fund” section of the statutory prospectus, please disclose, as part of the “Market Trading Risk,” the risk that a fund may not trade at a price equal to NAV because market makers and authorized participants are not obligated to make a market or provide liquidity, including at times of market stress, which may inhibit the effectiveness of the arbitrage process in maintaining the relationship of the underlying value of the Fund’s securities and the Fund’s market price. This reduced effectiveness could result in ETF shares trading at a discount to its NAV and also with a greater than normal intraday bid/ask spread.

Response: The Fund has revised the Market Trading Risk to read as follows:

“The Fund face numerous market trading risks, including the potential lack of an active market for the Fund’s Shares, losses from trading in secondary markets, and disruption in the creation/redemption process of the Fund (such as from the Fund’s failure to meet the requirements for continued listing on an exchange). Shares of the Fund may trade in the secondary market at times when the Fund does not accept orders to purchase Shares. Shares of the Fund, similar to shares of other issuers listed on a stock exchange, may be sold short and are therefore subject to the risk of increased volatility associated with short selling. There may be disruptions to the activities of market makers, authorized participants, or other participants, none of whom are obligated to provide liquidity or an active market even at times of market stress, which may affect the arbitrage process and cause the bid-ask spread to increase. Any of these factors may lead to the Shares trading at a premium or discount to the Fund’s NAV.”

10. Comment: In the “Additional Risks of Investing in the Fund” section of the statutory prospectus, please disclose the frequency of rebalances as part of the disclosure on “Index Rebalancing Risk.”

Response: The Fund has added the following sentence to the “Principal Investment Strategies” section of the statutory prospectus: “The Underlying Index is rebalanced twice a year.”

11. Comment: In the “Advisory Fees” section of the statutory prospectus, please be consistent with the language on recapture payments pursuant to comment number one.

Response: Please see the Fund’s response to comment number one.

*        *        *

On behalf of PowerShares Exchange-Traded Fund Trust (the “Trust”), we hereby make the following representations:

(i) The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii) The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please do not hesitate to contact me at 630-868-7179 or Seba Kurian at (713) 214-4713 if you have any questions or wish to discuss any of the responses presented above.

POWERSHARES EXCHANGE-TRADED FUND TRUST

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary of the Trust